EXHIBIT 7

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in 000’s of Euro and U.S. Dollars)

	1999		2000		2001		2002		2003		2003

Earnings
Net income/(loss)	EUR	1,748	EUR	(9,329)	EUR	342	EUR	22,059	EUR	15,785	$19,884
Income taxes	1,947		(80)		5,270		14,900		10,837		13,651
Interest expense	10,462		11,251		11,693		10,483		7,562		9,526
Amortization of cap. interest	173		179		185		195		206		260
Losses on equity investee	173		200		303		1,197		680		857
Realized losses on marketable securities	0		8,869		0		0		0		0
Minority share of subsidiaries (gain) loss	0		(74)		(13)		(111)		(15)		(19)
Total earnings	14,503		11,016		17,780		48,723		35,055		44,159

Fixed charges
Interest expense	10,462		11,251		11,693		10,483		7,562		9,526
Capitalized interest	38		82		82		195		212		267
Total fixed charges	10,500		11,333		11,775		10,678		7,774		9,793

Ratio	1.4		1.0		1.5		4.6		4.5		4.5